Exhibit 21.1
Subsidiaries

Name	Jurisdiction of Incorporation
RightNow Technologies Limited	United Kingdom
RightNow Technologies Pty Ltd.	Australia
RightNow Technologies GmbH	Germany
RightNow Technologies K.K.	Japan